SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Diamond S Shipping Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

Y20676 105

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y20676 105	Page 2 of 11

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 2,236,080(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 2,236,080(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,236,080(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.5%(2)
14.	Type of Reporting Person CO

(1)

Upon the distribution of 12,725,000 shares of common stock (the “Common Stock”) of Diamond S Shipping Inc. (the “Issuer”) on March 27, 2019 (the “Distribution”) by Capital Product Partners L.P. (“CPLP”) to the record holders of CPLP units, Capital Maritime & Trading Corp. (“Capital Maritime”) received 1,832,339 shares of Common Stock. Between March 6, 2020 and March 9, 2020 Capital Maritime purchased 403,741 shares of Common Stock in the open market at prevailing market prices. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the shares of Common Stock directly and indirectly held by Capital Maritime.

(2)

The percentages reported in this Schedule 13D are calculated using a denominator of 40,439,674 shares of Common Stock outstanding as of March 12, 2021, as reported in the Issuer’s Annual Report on Form 10-K filed on March 16, 2021 (the “Form 10-K”).

CUSIP No. Y20676 105	Page 3 of 11

1.	Name of Reporting Person Crude Carriers Investments Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 322,250(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 322,250(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 322,250(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.8%(2)
14.	Type of Reporting Person OO

(1)

In the Distribution, Crude Carriers Investments Corp. (“CCIC”) received 322,250 shares of Common Stock. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of CCIC, may be deemed to beneficially own the shares of Common Stock held by CCIC.

(2)	All percentages of shares of Common Stock outstanding contained herein are based on 40,439,674 shares of Common Stock outstanding as of March 12, 2021, as reported in the Form 10-K.

CUSIP No. Y20676 105	Page 4 of 11

1.	Name of Reporting Person Capital GP L.L.C.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 239,414(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 239,414(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,414(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%(2)
14.	Type of Reporting Person OO

(1)	In the Distribution, Capital GP L.L.C. (“Capital GP”) received 239,414 shares of Common Stock.
(2)	All percentages of shares of Common Stock outstanding contained herein are based on 40,439,674 shares of Common Stock outstanding as of March 12, 2021, as reported in the Form 10-K.

CUSIP No. Y20676 105	Page 5 of 11

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 239,414(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 239,414(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 239,414(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%(2)
14.	Type of Reporting Person IN

(1)

On April 26, 2019, Capital Maritime transferred all membership interests in Capital GP to a vehicle wholly owned by Miltiadis E. Marinakis as part of a reallocation of various shipping interests and businesses among members of the Marinakis family. Miltiadis E. Marinakis is the son of Evangelos M. Marinakis. Miltiadis E. Marinakis shares voting and dispositive power over the 239,414 shares of Common Stock that he may be deemed to beneficially own through his ownership of Capital GP with the Marinakis family, including Evangelos M. Marinakis. Miltiadis E. Marinakis may also be deemed to beneficially own some or all of the other shares of Common Stock that the Marinakis family may be deemed to beneficially own.

(2)	All percentages of shares of Common Stock outstanding contained herein are based on 40,439,674 shares of Common Stock outstanding as of March 12, 2021, as reported in the Form 10-K.

CUSIP No. Y20676 105	Page 6 of 11

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 2,797,744(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 2,797,744 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,797,744 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 6.9%(2)
14.	Type of Reporting Person IN

(1)	Represents the number of shares of Common Stock held by Capital Maritime, CCIC and Capital GP that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis.
(2)	All percentages of shares of Common Stock outstanding contained herein are based on 40,439,674 shares of Common Stock outstanding as of March 12, 2021, as reported in the Form 10-K.

CUSIP No. Y20676 105	Page 7 of 11

The following constitutes Amendment No. 3 to the Schedule 13D filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Crude Carriers Investments Corp. (“CCIC”), Capital GP L.L.C. (“Capital GP”), Miltadis E. Marinakis and Evangelos M. Marinakis on March 29, 2019 (the “Schedule 13D”), as amended by amendments thereto filed on May 29, 2019 and March 10, 2020.

Item 1. Security and Issuer.

The Schedule 13D relates to shares of common stock, par value $0.001 per share (the “Common Stock”), of Diamond S Shipping Inc. (the “Issuer”), a corporation organized under the laws of the Republic of the Marshall Islands, with principal executive offices at 33 Benedict Place, Greenwich, CT 06830.

Item 4. Purpose of Transaction.

The information previously provided in response to Item 4 is hereby supplemented with the following:

The Merger Agreement

On March 30, 2021, Diamond S Shipping Inc., a Republic of the Marshall Islands corporation (“DSSI”), International Seaways, Inc., a Republic of the Marshall Islands corporation (“INSW”), and Dispatch Transaction Sub, Inc., a Republic of the Marshall Islands corporation and wholly-owned subsidiary of Seaways (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which DSSI and INSW have agreed, subject to the terms and conditions of the Merger Agreement, to effect a stock-for-stock merger of their respective businesses whereby Merger Sub will merge with and into DSSI, resulting in DSSI surviving the merger as a wholly owned subsidiary of INSW (the “Merger”). Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each common share of DSSI (the “Diamond S Common Shares”) issued and outstanding immediately prior to the Effective Time (excluding Diamond S Common Shares owned by DSSI, INSW, Merger Sub or any of their respective direct or indirect wholly owned subsidiaries) will be converted into the right to receive 0.55375 of a share common stock of INSW (“INSW Common Stock”).

The Voting and Support Agreement

Concurrently with the execution and delivery of the Merger Agreement, Capital Maritime, CCIC and Capital GP (collectively, the “Capital Shareholders”) entered into a voting and support agreement (the “DSSI Voting and Support Agreement”) with INSW, pursuant to which the Capital Shareholders agreed, among other things, until the Expiration Time (as defined below) to vote all shares of INSW Common Stock beneficially owned by such shareholders (i) in favor of the adoption of the Merger Agreement, (ii) against any alternative transaction involving DSSI other than the Merger, (iii) against any action, proposal or agreement that would reasonably be expected to hinder, delay, interfere with or adversely affect the timely consummation of certain transactions, including the Merger and the other transactions contemplated by the Merger Agreement and the Termination Agreement (as described below), (iv) against any amendment to DSSI’s articles of incorporation or bylaws and (v) against any change in a majority of the board of directors of DSSI. In addition, the Capital Shareholders agreed, prior to the earliest to occur of (a) the Effective Time, (b) such date and time as the Merger Agreement shall be terminated pursuant to and in accordance with its terms, (c) the termination of the Voting and Support Agreement by mutual written consent of the parties thereto, or (d) the extension of the Outside Date (as defined in the Merger Agreement) without the prior written consent of the Capital Shareholders (the “Expiration Time”), not to transfer any shares of DSSI, except for certain permitted transfers.

The Management Agreements Termination Agreement

Concurrently with the execution and delivery of the Merger Agreement, DSSI entered into a Termination Agreement with Capital Ship Management Corp. (“CSM”), an affiliate of the Reporting Persons (the “Termination Agreement”), dated as of March 30, 2021, whereby, upon the completion of certain events and obligations, including consummation of the Merger, the following managerial agreements will be terminated: (i) Commercial Management Agreement, dated as of March 27, 2019, by and between DSSI and CSM; (ii)

CUSIP No. Y20676 105	Page 8 of 11

Management and Services Agreement, dated as of March 27, 2019, by and between DSSI and CSM; and (iii) each Technical Management Agreement, dated as of March 27, 2019, by and between certain DSSI vessel-owning subsidiaries and CSM (also referred to as Part II Shipman 2009 Standard Ship Management Agreement).

Pursuant to the Termination Agreement, at the Effective Time, DSSI will (i) pay, or cause to be paid to CSM, an amount equal to $30,000,000 minus a certain specified termination fee adjustment amount and (ii) deliver, or cause to be delivered, an amount equal to $4,000,000 minus a certain specified adjustment amount, to be held in escrow and distributed to CSM on the first day on which certain vessels currently managed by CSM have been transitioned.

The Termination Agreement provides that, with respect to each vessel managed by CSM that is on a time charter, the parties will jointly approach the time charterers to agree to a change in technical management as soon as reasonably practicable following the Effective Time. However, if an earlier transition cannot be agreed upon, then CSM will provide technical management services to such vessel through the end of the time charter and, if necessary, for a period of time until a transition is reasonably practicable. In addition, CSM has agreed to provide (i) commercial management services until each such vessel is transitioned and (ii) the certain additional services outlined in the Termination Agreement. The parties to the Termination Agreement have agreed to use their reasonable best efforts to (i) commence planning and coordination for the transition of commercial and technical management of the vessels that are not on a time charter from CSM and/or its affiliates and (ii) facilitate such transition on the earliest practical date after the Effective Time.

The Director Designation Agreement and Resale and Registration Rights Agreement Termination Agreement

On March 30, 2021, DSSI and the Capital Shareholders entered into a director designation agreement and resale and registration rights agreement termination agreement (the “DDA and RRA Termination Agreement”), pursuant to which DSSI and the Capitol Shareholders have agreed, subject to the terms and conditions of the DDA and RRA Termination Agreement, to (i) amend the Director Designation Agreement (the “DDA”), dated as of March 27, 2019, between DSSI and the Capital Shareholders by providing for its termination in accordance with the terms of the DDA and RRA Termination Agreement and (ii) to terminate the Resale and Registration Rights Agreement (the “RRA”), dated as of March 27, 2019, between DSSI and certain affiliates of the Capitol Shareholders upon the written consent of DSSI and the Capitol Shareholders. Under the terms of the DDA and RRA Termination Agreement, upon the Effective Time, the DDA shall automatically be irrevocably terminated and cancelled in its entirety and, upon the delivery by INSW of freely transferable Idaho Shares issued to the Capital Shareholders as Merger Consideration (as such terms are defined in the Merger Agreement) to the accounts designated by the Capital Shareholders, the RRA shall automatically be irrevocably terminated and cancelled in its entirety. In the event that the Merger Agreement is terminated without the Effective Time having occurred, the DDA and RRA Termination Agreement shall terminate at the same time as such termination and be null and void and without effect.

The foregoing summaries of the Voting and Support Agreement, the Termination Agreement and the DDA and RRA Termination Agreement are not intended to be complete and are qualified in their entirety by reference to the full text of the Voting and Support Agreement, the Termination Agreement and the DDA and RRA Termination Agreement, which are filed as Exhibits 7.1, 7.2 and 7.3, respectively, hereto and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety, as follows:

(a) Capital Maritime beneficially owns 2,236,080 shares of Common Stock, representing 5.5% of 40,453,280 shares of Common Stock issued and outstanding.

CCIC directly holds 322,250 shares of Common Stock, representing 0.8% of the outstanding shares of Common Stock.

CUSIP No. Y20676 105	Page 9 of 11

Capital GP directly holds 239,414 shares of Common Stock (representing a 0.6% interest).

Miltiadis E. Marinakis may be deemed to beneficially own 239,414 shares of Common Stock (representing a 0.6% interest) through his ownership of Capital GP.

The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 2,797,744 shares of Common Stock through its beneficial ownership of Capital Maritime and CCIC and through Miltiadis E. Marinakis, acting as representative of the Marinakis family, representing, in aggregate, 6.9% of the outstanding shares of Common Stock.

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime(1)	2,236,080	5.5%	0	2,236,080	0	2,236,080
CCIC(2)	322,250	0.8%	0	322,250	0	322,250
Capital GP(3)	239,414	0.6%	0	239,414	0	239,414
Miltiadis E. Marinakis(4)	239,414	0.6%	0	239,414	0	239,414
Evangelos M. Marinakis(1)(2)(3)(4)	2,797,744	6.9%	0	2,797,744	0	2,797,744

(1)	Capital Maritime shares voting and dispositive power over the 2,236,080 shares of Common Stock that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(2)	CCIC shares voting and dispositive power over the 322,250 shares of Common Stock that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(3)	Capital GP shares voting and dispositive power over the 239,414 shares of Common Stock that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(4)

Miltiadis E. Marinakis shares voting and dispositive power over the 239,414 shares of Common Stock that he may be deemed to beneficially own through his ownership of Capital GP with the Marinakis family, including Evangelos M. Marinakis. Miltiadis E. Marinakis may also be deemed to beneficially own some or all of the other shares of Common Stock that the Marinakis family may be deemed to beneficially own.

Neither the filing of the Schedule 13D, the previous amendments thereto or this Amendment No.3 nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime, CCIC and Capital GP) or the persons set forth on Schedule A is the beneficial owner of the shares of Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, none of the Reporting Persons has engaged in any transactions in the shares of Common Stock effected during the past sixty days.

(d) Except as described in Item 4, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, shares of Common Stock beneficially owned by such Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment No. 3, which is hereby incorporated by reference.

CUSIP No. Y20676 105	Page 10 of 11

Item 7. Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended by adding the following at the end of Item 7:

Exhibit 7.1 Voting and Support Agreement, dated as of March 30, 2021, by and among International Seaways, Inc., Capital Maritime & Trading Corp., Crude Carriers Investments Corp. and Capital GP L.L.C. (filed herewith).

Exhibit 7.2 Termination Agreement, dated as of March 30, 2021, by and between Diamond S Shipping Inc. and Capital Ship Management Corp. (filed herewith).

Exhibit 7.3 DDA and RRA Termination Agreement, dated as of March 30, 2021, by and among Diamond S Shipping Inc., Capital Maritime and Trading Corp., Capital GP L.L.C., and Crude Carriers Investment Corp. (filed herewith).

CUSIP No. Y20676 105	Page 11 of 11

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2021

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.

/s/ Maria Dimitrou
Name: Maria Dimitrou
Title: Director

CAPITAL GP L.L.C.

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis